Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES DRILLING PROGRAM AT CASINO AND PROVIDES UPDATE ON GOVERNMENT INFRASTRUCTURE DEVELOPMENT

VANCOUVER, BC, Aug. 23, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce its 2023 drilling program (the "Program") at its wholly owned Casino Copper-Gold Project ("Casino").

The Program was developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials, as outlined in the Investor Rights Agreements entered as part of investments by Rio Tinto Canada and Mitsubishi Materials into Western (see news releases dated May 17, 2021 and March 24, 2023 respectively). The program is outlined below:

Metallurgical and Infill Drilling

A diamond drill program consisting of approximately 2,200 m of drilling in seven drill holes, ranging from 130 m to 560 m in depth, has been initiated. These drill holes are located inside the current pit boundaries and upon completion, this program is expected to result in upgrading of some of the Indicated Resource to the Measured Resource category.

A metallurgical program, using drill core collected from this program, will commence upon completion of drilling and receipt of assays. The program will focus on developing a more detailed geometallurgical model of the deposit, with a focus on an updated recovery and concentrate model.

Geotechnical and Hydrogeological Drilling

The Program also includes roughly 800 m of geotechnical and hydrogeological drilling designed by Knight-Piesold Consulting. This will target the ground conditions of the proposed open pit, stockpiles, tailings management facility, heap leaching facility, new airstrip, and the proposed Ranney well site.

"This is the first drill program developed by our new combined Technical and Sustainability Committee," said Paul West-Sells, President and CEO. "We are excited to be working with Rio and Mitsubishi, and look forward to working with them as this Program moves forward."

INFRASTRUCTURE AND GOVERNMENT RELATIONS

In August, Yukon Premier Pillai and the Federal Minister of Innovation, Science and Industry Francois-Philippe Champagne toured Western's Casino Copper-Gold Project while discussing infrastructure development to support Yukon's economic growth. Premier Pillai stated, "We are committed to responsible mining practices that will contribute positively to the territory's development and long-term prosperity. We look forward to continued work with our federal partners to develop the infrastructure necessary to unlock these opportunities." The full statement is available by clicking this link.

QUALIFIED PERSON

Technical information in this news release has been reviewed and approved by Carl Schulze, P.Geo, and a 'Qualified Person' as defined under Canadian National Instrument 43-101.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding: mineral resource and reserve estimation; mine plan and operations; internal rate of return; sensitivities; net present value; potential recoveries; design parameters; economic potential; processing mineralized material; the potential of robust economics at Casino; advancing the Project through additional engineering and towards the next step in permitting and submission of an environmental and socio-economic effects statement; key changes to the TMF design; increases to the gold recovery in the heap leach; potential economic returns from the Project; estimated initial capital investment costs; estimated operating costs; estimated mining costs; development of the airstrip and all weather access road; anticipated concentrate handling service charges; developing and operating the Project in a safe, ethical and socially-responsible manner; plans for further development and securing the required permits and licenses for further studies to consider operation; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:00e 23-AUG-23